Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

Table 1; Transaction Value

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$150,665.00	0.0001381	$20.81
Fees Previously Paid	(2)	$4,000,000.00		$612.40

Total Transaction Valuation:		$4,150,665.00
Total Fees Due for Filing:				$633.21
Total Fees Previously Paid:				612.40
Total Fee Offsets:				0.00
Net Fee Due:				$20.81

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Offering Note(s)

(1)	Calculated as the additional amount of the aggregate maximum value of Shares being purchased.
(2)	Calculated as the approximate aggregate maximum value of Shares being purchased. The fee of $612.40 was paid in connection with the filing of the Schedule TO-I by Emery Partners Income Credit Strategies Fund (File No. 005-94046) on September 4, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.